[Bell Nunnally & Martin LLP Letterhead]

214.981.9080

June 20, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Attention:  Ms. Angela R. McHale, Staff Attorney

Re:	Foreclosure Solutions, Inc.
Registration Statement on Form S-1
Filed March 31, 2011
File No. 333-173215
Letter dated April 29, 2011 from the Securities and Exchange Commission

Ladies and Gentlemen:

We are acting as securities counsel to Foreclosure Solutions, Inc., a Texas corporation (the “Company”), in connection with the Registration Statement on Form S-1, including the prospectus included therein (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), to register 2,000,000 shares of common stock, par value $0.0001 per share, of the Company held by 35 selling security holders (the “Offering”).  The Registration Statement was originally filed by the Company with the Commission on March 31, 2011, and its file number is 333-173215.

We are in receipt of a letter dated April 29, 2011 from the Commission to the Company in which the Commission details its comments to the Registration Statement as originally filed on March 31, 2011 (the “Comment Letter”).  In response to the Comment Letter, the Company is amending its Registration Statement by filing with the Commission an Amendment No. 1 to the Registration Statement (the “Amendment”).  A copy of the Amendment and a marked copy of the Amendment, comparing the Amendment to the Registration Statement as filed on March 31, 2011 are included with this letter.

The Company intends for the Amendment to respond to each of the Commission’s comments as described in the Comment Letter.  A summary of the Company’s responses to the Commission’s comments, using the numbering system set forth in the Comment Letter, is set forth below.

United States Securities and Exchange Commission
Division of Corporation Finance
June 20, 2011

General

1.
The Company confirms that it is not a blank check company, as such term is defined in Section (a)(2) of Rule 419.  Rule 419 does not apply to the Offering because that although the Company is a development stage company, it does have a specific business plan and purpose and has begun its operations:

a.
The Company will generate revenue by providing realtor services to homebuyers interested in foreclosed residential properties.  The Company will act as buyer’s agent and enter into an agreement with each homebuyer to assist the homebuyer in the acquisition of a foreclosed residential property.

b.
Initially, the Company’s focus will be on foreclosed residential properties in Dallas, Tarrant, Denton and Collin Counties in Texas.  Depending on market conditions and acceptance of the Company’s realtor services, the Company may expand into other counties in Texas.

c.
H.J. Cole, the Company’s sole officer and director, is a licensed realtor and will provide realtor services for properties located within a reasonable distance of the Company’s offices in Dallas, Texas.

d.
For properties not located within a reasonable distance of the Company’s offices, Mr. Cole will locate another realtor for the homebuyer using his extensive network of contacts in the Texas residential realty market.  The Company will execute a blanket agreement with each realtor, prior to introducing its client to the realtor.

e.
The Company will charge all realtors (including our sole officer and director) a fixed percentage of the commission collected by the realtor on the transaction, estimated at this time to be 25% of the commission collected by the realtor.  If a transaction is not consummated, no fee is due and payable.

f.
The Company anticipates that its main source of clients will be registered users of its website, www.foreclosurecat.com.  The website (and its database of information on foreclosed residential properties) can be accessed free of charge.  The Company may in the future sell advertising space on the website as a supplemental source of income, but has no plans to do so at the present time.  The Company has not plans at this time to charge users subscription fees to access the website (and its database of information on foreclosed residential properties).

g.
The Company’s website was launched on June 1, 2011.  Any prospective homebuyer can now search the Company’s web-based database of information on foreclosed residential properties free of charge.  Users are required to register in order to save searches and receive free e-mail updates.  The registration process, which is now “active,” enables the Company’s system to capture each registered user’s e-mail address.

United States Securities and Exchange Commission
Division of Corporation Finance
June 20, 2011

h.
The Company has and uses a web site tracking tool built to analyze website statistics and monitor registered users on its website.  This tool enables the Company to track the properties viewed by registered users.  Using this information, the Company can send customized e-mails to each registered user based upon the areas he is considering purchasing in and the price range of the properties being considered.  These customized e-mails also offer the registered user the ability to schedule an appointment to view properties with one of the Company’s realtors, which will hopefully lead to the registered user becoming a client of the Company.  If a registered user purchases a property using the Company’s realtor services, the Company will collect a fixed percentage of the commission collected by its realtor on the transaction.

i.
The Company has purchased access to the initial set of data included in the Company’s web-based database, namely, information on residential foreclosed properties in Dallas, Tarrant, Denton and Collin Counties in Texas.  The Company has retained a third party service provider to maintain and continually update the website, database and network infrastructure.

j.
As of June 16, 2011, there are 57 registered users of the Company’s website.  Each such registered user has received the customized e-mails described in the bullet point above.  We expect this number to grow quickly.

k.	Mr. Cole is actively implementing SEO features through a third party consultant.

l.
The Company does not anticipate needing any employees other than Mr. Cole over the next 12 months.  See items (c), (d) and (e) above.  Any non-realtor services that Mr. Cole is not capable of providing to the Company are outsourced to third parties (e.g., maintaining and updating the website, database and network infrastructure).

United States Securities and Exchange Commission
Division of Corporation Finance
June 20, 2011

m.
To the extent that the Company cannot meet its cash requirements for the next 12 months by generating revenue, it intends to meet such cash requirements through the sale of its securities by way of private placements.

In response to the Commission’s comment, the Company has included appropriate disclosure in the prospectus to demonstrate its status as a non-blank check company.  Please refer to the “Foreclosure Solutions, Inc.” subsection of the “Prospectus Summary” section on page 1; the “We have a limited operating history…,” “Our operating results are dependent upon our ability…,” “The loss of our relationships with…,” “If we do not attract clients…,” “We will be dependent on third parties…” and “Our operating results will depend on our website…” risk factors in the “Risks Relating to Foreclosure Solutions, Inc.” subsection of the “Risk Factors” section on page 4; and the “Overview,” “Products and Services,” “Target Markets and Marketing Strategy” and “Employees subsections of the “Description of Business” section on pages 25, 27, and 32.

2.	The Company does not intend to use any graphics, maps, photographs or other artwork (including logos) in the prospectus.

Financial Summary Information, page 3

3.
In response to the Commission’s comment, the Company has revised the Registration Statement to reflect its balance sheet to be as of December 31, 2010 rather than the period from December 9, 2010 to December 31, 2010.  Please refer to the “Financial Summary Information” subsection of the “Prospectus Summary” section on page 3.

Risk Factors, page 3

4.
In response to the Commission’s comment, the Company has revised the Registration Statement to add the concentration risks the Company may face.  Please refer to the “Our focus on foreclosed residential properties in Collin…” risk factor in the “Risks Relating to Foreclosure Solutions, Inc.” subsection of the “Risk Factors” section on page 4.

5.
In response to the Commission’s comment, the Company has revised the Registration Statement so that each risk factor addresses a single material risk factor in a concise manner.  Please refer to the “We have a limited operating history…,” “Our focus on foreclosed residential properties in Collin…,” “Adverse developments in general business…,” “We are negatively impacted…,” “The competition in our industry is intense…,” “Our operating results are dependent upon our ability…,” “The loss of our relationships with…,” “If we do not attract clients…,” “We will be dependent on third parties…” and “Our operating results will depend on our website…” risk factors in the “Risks Relating to Foreclosure Solutions, Inc.” subsection of the “Risk Factors” section on page 4.

United States Securities and Exchange Commission
Division of Corporation Finance
June 20, 2011

Selling Security Holders, page 16

7.
In response to the Commission’s comment, the Company has revised the Registration Statement to correct the percentage amounts in the third column of the table in the “Selling Security Holders” section on page 16.

8.
In response to the Commission’s comment, the Company has revised the Registration Statement to show in the table in the “Selling Security Holders” section on page 16 which selling shareholders are relatives and may be deemed to beneficially own one another’s shares.

Description of Securities to be Registered, page 23

9.
In response to the Commission’s comment, the Company has revised the Registration Statement to clarify that the common stock does not have dividend and voting rights that the preferred stock would not have.  Please refer to the heading of the “Description of Securities to be Registered” section on page 23.

Blue Sky Restrictions on Resale, page 22

10.
In response to the Commission’s comment, the Company has revised the Registration Statement to clarify that the Company does not plan to assist the selling security holders with compliance with blue sky laws.  Please refer to the cover page of the prospectus and the “Blue Sky Restrictions on Resale” subsection of the “Plan of Distribution” section on page 23.

Description of Securities to be Registered, page 23

11.	In response to the Commission’s comment, the Company has revised the heading of the “Description of Securities to be Registered” section to clarify that the Company is not registering preferred stock.

Description of Property, page 31

12.	Please refer to the Company’s response to Comment No. 1.

13.	Please refer to the Company’s response to Comment No. 1.

14.	Please refer to the Company’s response to Comment No. 1.

15.
In response to the Commission’s comment, the Company has revised the Registration Statement to clarify that the Company does not plan to invest in real estate or real estate interests.  Please refer to the “Description of Property” section on page 32.

United States Securities and Exchange Commission
Division of Corporation Finance
June 20, 2011

Management’s Discussion and Analysis, page 33

16.
In response to the Commission’s comment, the Company has revised the Registration Statement to provide the Company’s specific plan of operations for the next twelve months, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone, the expected sources of such funding, and how the Company intends to meet each of the milestones if it cannot receive funding.  Please refer to the “Plan of Operations” subsection of the “Management’s Discussion and Analysis” section on page 35.

Liquidity and Capital Resources, page 34

17.
In response to the Commission’s comment, the Company has revised the Registration Statement to remove the middle “Estimated Completion Date” column from the table in the “Liquidity and Capital Resources’ subsection of the “Management’s Discussion and Analysis” section on page 36.

18.
In response to the Commission’s comment, the Company has revised the Registration Statement to be more specific about the sources of its liquidity for the next 12 months.  Please refer to the “Liquidity and Capital Resources’ subsection of the “Management’s Discussion and Analysis” section on page 36.

Expenses, page 35

20.
In response to the Commission’s comment, the Company has revised the Registration Statement to clarify that Mr. Cole devotes his full working time to the Company’s operations, is not employed by any other business, and is no longer affiliated with either Select Mortgage Group or Select Realty Group.  Please refer to the “Directors and Officers” and “Conflicts of Interests” subsections of the “Directors and Executive Officers” section on pages 40 and 42.

Significant Employees

21.
In response to the Commission’s comment, the Company has revised the Registration Statement to clarify that Mr. Cole is an employee of the Company.  Please refer to the “Significant Employees” subsection of the “Directors and Executive Officers” section on page 42.

Audit Committee.

22.
In response to the Commission’s comment, the Company has revised the Registration Statement to clarify that the Company does not have any plans to form a separately designated audit, nominating or compensation committee.  Please refer to the “Audit Committee” subsection of the “Directors and Executive Officers” section on page 44.

United States Securities and Exchange Commission
Division of Corporation Finance
June 20, 2011

Code of Ethics, page 41

23.
In response to the Commission’s comment, the Company has revised the Registration Statement to clarify that that Company has not adopted a code of ethics, but if and when it does adopt a code of ethics, it will disclose it in a Current Report on Form 8-K.  Please refer to the “Code of Ethics” subsection of the “Directors and Executive Officers” section on page 44.

Executive Compensation, page 41

Summary Compensation Table, page 41

24.
In response to the Commission’s comment, the Company has revised the Registration Statement to include the issuance of 5,000,000 shares of common stock to Mr. Cole in consideration of services rendered by him valued at $5000 and to add a description of the services.  Please refer to the “Summary Compensation Table” subsection of the “Executive Compensation” section on page 44.

Security Ownership of Certain Beneficial Owners and Management, page 42

25.
In response to the Commission’s comment, the Company has revised the Registration Statement  to include all disclosure required by Item 403 of Regulation S-K.  No shareholders other than Mr. Cole, the Company’s sole officer and director, own 5% or more of the Company’s shares.  Please refer to the “Security Ownership of Certain Beneficial Owners and Management” section on page 46.

Certain Relationships and Related Transactions, page 43

26.
In response to the Commission’s comment, the Company has revised the Registration Statement to add a description of the services that were rendered by Mr. Cole to the Company in consideration of the 5,000,000 shares of common stock that were issued to him and to disclose the business purpose behind the $5,000 advance to Mr. Cole.  Please refer to the “Certain Relationships and Related Transactions” section on page 46.

27.	Since the Company’s inception on December 9, 2010, Mr. Cole has been the Company’s sole promoter. Please refer to the “Certain Relationships and Related Transactions” section on page 46.

United States Securities and Exchange Commission
Division of Corporation Finance
June 20, 2011

Dealer Prospectus Delivery Option

28.	In response to the Commission’s comment, the Company has revised the subheading to clarify that dealers have a delivery obligation, not an option.

29.	In response to the Commission’s comment, the Company has revised the subheading to clarify that dealers have a prospectus delivery option until 90 days after the effective date of the prospectus.

Item 15.  Recent Sales of Unregistered Securities

31.
In response to the Commission’s comment, the Company has revised the Registration Statement to indicate, for each transaction listed in Item 15, the section of the Securities Act or the rule under which the exemption from registration was claimed and to state the facts relied upon to may the exemption available.  Please refer to Item 15.

Signatures

32.	In response to the Commission’s comment, the Company has revised the Registration Statement to type the name of each person who signs the registration statement beneath his signature.

Sincerely,

/s/ Bell Nunnally & Martin LLP

BELL NUNNALLY & MARTIN, LLP

Enclosures as stated